Cheetah Mobile Inc. Fosun International Center Tower No. 237 Chaoyang North Road Chaoyang District, Beijing 100022 People’s Republic of China

July 7, 2015

VIA EDGAR

Craig D. Wilson, Senior Assistant Chief Accountant

Eiko Yaoita Pyles, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cheetah Mobile Inc.
Form 20-F for Fiscal Year Ended December 31, 2014 (the “2014 Form 20-F”)
Filed April 21, 2015 (File No. 000-36427)

Ladies and Gentlemen:

This letter sets forth the Company’s response to the comments contained in the letter dated June 22, 2015 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2014 Form 20-F.  The “Company” is used in this letter to refer to Cheetah Mobile Inc., its subsidiaries, variable interest entities and the subsidiary of a variable interest entity.  The comments are repeated below and followed by the response thereto.  Capitalized terms used but not defined herein have the meanings set forth in the 2014 Form 20-F.

Operating and Financial Review and Prospects

A. Operating Results, page 85

1.                                      We note your discussion on page 87 and 88 that you consider the number of paying user for games is one of the significant factors affecting your IVAS revenues.  It appears that the number of paying users is a key indicator of your IVAS revenue and operating performance. Please tell us why you did not provide quantitative disclosure of the number of paying users in 2014 since you provide this disclosure for 2013 on page 94.  See Section III.B.1 of SEC Release No. 33-8350.

The Company respectfully advises the Staff that although the Company considers the increase in the number of paying users to be one of the significant factors affecting IVAS revenues in 2014, it does not believe disclosing such number for December 2014 would provide additional information that is instrumental to understanding the increase in the Company’s IVAS revenues.  The reasons are discussed as follows:

First, as disclosed on page 87 of the Company’s 2014 Form 20-F, one of the most significant factors affecting the Company’s IVAS revenues is the popularity of games that the Company publishes.  There is a high correlation between the number of popular games the Company publishes and the number of paying users in the relevant periods.  As the Company publishes more mobile games, which generally have shorter life cycles than PC games, there is increasing volatility in the number of paying users such that changes in the number of paying users would not reasonably indicate IVAS revenues in future periods.  The number of mobile and PC games published by the Company and the popularity of the games are becoming the more important and primary indicators of IVAS revenues and operating performance.

Second, the Company has two types of game publishing arrangements with game developers, namely, joint operating arrangements and exclusive publishing arrangements.  The Company has different contractual and economic arrangements with game developers and publishers under each type of game publishing arrangement.  Please refer to pages 87 and 88 of the Company’s 2014 Form 20-F for detailed explanations.  The impact of an increase in the number of paying users on the IVAS revenues is different for each type of arrangement.

Furthermore, as the relative contribution of the two types of game publishing arrangement to the Company’s IVAS revenues has been constantly changing, the aggregate number of paying users for both types of arrangements in December 2014, which exceeded 140,000, would not be directly comparable to the same metric in December 2013.

In light of the above reasons, the Company considers it appropriate to disclose the number of paying users as a factor affecting IVAS revenues in 2014 without disclosing the number for December 2014.  As the Company’s business continues to grow rapidly, the Company may look at different metrics to manage and monitor its business, including its online game publishing business, and will consider providing disclosures of the relevant metrics in its future Form 20-F filings when appropriate.

Results of Operations, page 91

2.                                      We note in your tax rate reconciliation on page F-50 that the line item “Effect of different tax rates in different jurisdictions” increased your effective tax rate by 65% in fiscal year 2014.  However, your disclosure on page F-48 and F-49 indicates that the tax rates in foreign jurisdictions are lower than the PRC statutory rate, with the exception of the rates in U.S. where you did not have assessable profits for 2014.  Please explain why the effect of tax rates in different jurisdictions increased your effective rate.  In that regard, to the extent that any specific foreign jurisdictions had a significant impact on your foreign rate differential and effective tax rate, provide supplementally the separate quantitative impact of the different country rates and tell us how you considered disclosing this information for each period presented as well as providing a discussion of how potential changes in such foreign jurisdictions may impact your results of operations. As part of your response, please provide us with this information for each period presented.  Refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release 33-8350.

The Company respectfully advises the Staff that the line item “Effect of different tax rates in different jurisdictions” for the year ended December 31, 2014 reflects the combined effect of (a) the difference between the tax rates in the Cayman Islands and Hong Kong, as applicable, and the PRC statutory tax rate and (b) the loss before tax of the Company’s entities in the Cayman Islands and Hong Kong, such as Cheetah Mobile Inc., or Cheetah Mobile, and Cheetah Technology Corporation Limited, or Cheetah HK.

None of the specific foreign jurisdictions that has a higher tax rate than the PRC would have a significant impact on the Company’s foreign rate differential and effective tax rate for the year ended December 31, 2014.  The line item “Effect of different tax rates in different jurisdictions” is a function of the income or loss before tax of an entity in a foreign tax jurisdiction and the difference between the PRC statutory tax rate and the applicable tax rate in the relevant foreign jurisdiction.  For jurisdictions with a lower tax rate than the PRC statutory tax rate, including the Cayman Islands and Hong Kong, a loss before tax will result in an increase of tax expenses in the line item “Effect of different tax rates in different jurisdictions.”  For the year ended December 31, 2014, each of Cheetah Mobile and Cheetah HK recorded an increase in losses before tax, primarily due to increased share-based compensation costs and marketing expenses, which resulted in a “reduction” in income tax.  Cheetah Mobile is not subject to income tax in the Cayman Islands and Cheetah HK is subject to a tax rate of 16.5% in Hong Kong, which is lower than the PRC statutory tax rate of 25%.  Such “reduction” was hence reflected as an increase of tax expenses in the line item “Effect of different tax rates in different jurisdictions” for the year ended December 31, 2014.

For the year ended December 31, 2014, the aggregate losses before tax of Cheetah Mobile and Cheetah HK amounted to approximately RMB302 million, compared to RMB45 million and RMB22 million for the years ended December 31, 2013 and 2012, respectively.  Such losses resulted in an increase in the line item “Effect of different tax rates in different jurisdictions” in the amount of RMB59 million for the year ended December 31, 2014, compared to RMB12 million and RMB5 million for the years ended December 31, 2013 and 2012, respectively.  There has been no change in the component of items included in this line item for the reported periods.

Liquidity and Capital Resources

Cash Flows and Working Capital, page 104

3.                                      We note your table on page 105, which discloses, by respective denomination, the amount of cash located in the PRC and outside of PRC. We also note that, for entities within the PRC, you disclosed the amount of cash, by denomination, held by VIEs separately from WOFE. Tell us this information for your short-term investments for the reported periods and also disclose the same in future filings.

In response to the Staff’s comment, the Company proposes to add the following table, with any appropriate updates, in its future Form 20-F filings to disclose the amount of short-term investments, by denomination, held by the Company and its subsidiaries incorporated outside the PRC for the reported periods.  The Company respectfully advises the Staff that neither its VIEs, the subsidiary of a VIE,  nor its WFOEs held any short-term investments for the years ended December 31, 2012, 2013 and 2014.  The Company’s short-term investments for the years ended December 31, 2012, 2013 and 2014, which are all denominated in U.S. dollars, are set forth in the table below.

	For the Year Ended December 31,
	2012	2013	2014
	(In thousands of RMB)
Fixed-rate time deposits located outside the PRC	40,376	—	428,330
Available-for-sale equity securities located outside the PRC	—	55,780	6,913
Available-for-sale debt securities located outside the PRC	—	—	78,378
Total short-term investments	40,376	55,780	513,621

Consolidated Financial Statements

Consolidated Statements of Comprehensive Income, page F-5

4.                                      In future filings, please present the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, in this statement or disclose such information in the notes to the financial statements. Refer to ASC 220-10-45-12.

In response to the Staff’s comment, the Company respectfully advises the Staff that it will, in its future Form 20-F filings, present the amount of income tax expense or benefit allocated to each component of other comprehensive income, including any reclassification adjustments, in the notes to its consolidated financial statements.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue recognition

(1) Online marketing services

Advertising Agency, page F-25

5.                                      We note that revenue from advertising agency services is recognized when the advertisement products are delivered by the online networks to the advertisers. Please tell us how you determine when the advertisement products are delivered. If you are using periodic statements from third parties, please tell us whether the reports are received in the period in which the revenue was earned.

The Company respectfully advises the Staff that the Company keeps track of when the online networks publish the advertisements of each advertiser through a query portal provided by the online networks.  By making the queries, the Company determines when the advertisement products are delivered by the online networks to advertisers.  As the queries can be made on a real-time basis, the Company estimates its revenue from advertising agency services, which comprises commissions, for a specified period based on the query results and the commission rates pre-determined in contracts signed with relevant online networks.  Subsequent periodic invoices provided by the online networks show minimal difference from the amount of revenue estimated by the Company.  Accordingly, the Company recognizes revenue from advertising agency services during the same period.

Note 16.  Share-based Compensation

2013 Incentive Scheme, page F-57

6.                                      We note from your disclosure on page 103 that that expected exercise multiple used in estimating the fair value of restricted shares with an option feature granted under the 2013 Incentive Scheme was based on research study and historical statistic data. Please tell us what information was used in the research study and historical statistic data (i.e., comparable companies in the same industry) and tell us your consideration for disclosing this information. Refer to ASC 718-10-50-2(f)(2).

The Company respectfully advises the Staff that, in the estimation of exercise multiple, it has considered the statistics on exercise patterns of employees compiled by Carpenter in Carpenter, J. 1998. “The Exercise and Valuation of Executive Stock Options.” Journal of Financial Economics, vol. 48, no. 2 (May): 127-158 and Huddart and Lang in Huddart, S., and M. Lang. 1996. “Employee Stock Option Exercises: An Empirical Analysis.” Journal of Accounting and Economics, vol. 21, no. 1 (February):5-43, which were widely adopted by valuers as authoritative guidance on expected exercise multiples. The Company has considered both qualitative and quantitative factors, which indicate that the estimation of exercise multiples does not have a material impact on the fair value of restricted shares with an option feature granted under the 2013 Incentive Scheme.  As a result, the Company did not consider that the disclosure of the research and studies and historical statistic data underlying the expected exercise multiples is material to the investors.  However, in response to the Staff’s comment, the Company respectfully advises the Staff that it will, in its future Form 20-F filings, disclose the research studies and historical statistic data underlying the expected exercise multiple used in estimating the fair value of restricted shares.

*              *              *

The Company hereby acknowledges that

•                                the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2014 Form 20-F, please contact the undersigned at +86-10-6292-7779 or the Company’s U.S. counsel, Z. Julie Gao of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4863.

Very truly yours,

/s/ Ka Wai Andy Yeung
Ka Wai Andy Yeung
Chief Financial Officer

cc:                                Sheng Fu, Chief Executive Officer and Director, Cheetah Mobile Inc.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

King Li, Partner, Ernst & Young Hua Ming LLP

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP